Quarterly Earnings Report                                                               Octubre 1, 2015
          2Q15

Distribution Sales to Institutional Clients Declined while Chile and Mexico Demonstrated Improved Performance

Financial Highlights:
(All figures are expressed in million of Mexican pesos. Comparisons are made with the same period of 2014, unless otherwise stated. Figures may vary slightly due to rounding).

  The Groups net sales for the second quarter reached $12.04 million pesos.
  The Gross income for the period was $47.78 million and the gross margin for the quarter was 396.86%.
  Operating expenses reached $658.27 million pesos, which represents 372.68% of the Company s total sales.
  Fourth quarter EBITDA was $-225.22 million, or -1870.48%.of total sales
  The Group continues with the signing of payment agreements with most laboratories creditors, as well as the leasing its transport units.

Mexico City, july 28th, 2015. Grupo Casa Saba (SAB) (Saba, GCS, the Company or the Group), distributor of pharmaceutical products as well as health, beauty aids and consumer goods in Mexico, announces its consolidated financial and operating results for the second quarter of 2015.

QUARTERLY EARNINGS

The Group keeps exploring financial alternatives for its financial recovery, with the signing of payment agreements with most laboratories creditors.

NET SALES

Net sales for the quarter totalled $12.04 million, showing a decrease of 99.84% compared to $7,330.37 million in 2Q2014. Such decrease was due to the sale of the commercial division of the Group, as well as the process of detachment of the distribution division.

SALES BY DIVISION

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales for the second quarter of 2015 from our Pharma, Health, Beauty and Consumer Goods division totalled $12.04 million, showing a decrease of 99.29%, in comparison with the same quarter form the prior year, this is a consequence of the distribution division disincorporation as well as no longer having the pharmacy division. The share of total sales of this division increased from 23.26% in 2Q2014 to 100.00% in 2Q2015.

GOVERNMENTPHARMA

In our Government Pharma division, there were no sales in the current quarter, as a result of the divestiture of the distribution division. The share of total sales was 0.91 % in the 2Q2014.

RETAIL PHARMACY

Pharmacies division was sold in 2014, thus there were no sales reported in the second quarter of 2015.

During the second quarter of 2014 sales of our Pharmacies division was reported at $ 5,559.30 million pesos. The participation of this division of total Group sales stood at 75.84 % in the 2Q2014.

As a result, the sales mix for the first quarter of 2015 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                            0.00%
                                       Total Distribution                          100%
                                    Pharma, Health & Beauty                    100%
                                     Government Pharma                            100%
                                                 TOTAL                                100.0%

GROSS INCOME

In the second quarter of 2015 gross profit amounted to $ 47.78 million, 96.74 % lower than that obtained in the second quarter of 2014. This is due to the divestiture of FASA and the lower level of sales in the distribution division.

OPERATING EXPENSES

Operating expenses during the second quarter of 2015 were $ 292.69 million pesos. This represents a decrease of $1,250.10 million pesos or 81.03% compared to the same period last year. The decrease was primarily due to the divestiture and sale of FASA , partially offset by preventive increase our reserves on accounts receivable and the payment of compensation to our staff.

OPERATING INCOME (LOSS)

The operating loss for the quarter was $ -244.91 million pesos, 213.66 % higher than the $ -78.08 million reported during 2Q2014. This was mainly due to the effects mentioned in the two areas described above. The operating margin stood at 2Q2015 -2034.02% vs -1.07 % of 2Q2014.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA of 2Q2015 was $ -225.22 million, up from $ 5.47 million reported in the second quarter of 2014.

COMPREHENSIVE COST OF FINANCING (CCF)

The integral cost of financing (CCF) of the Group reached $ 13.92 million pesos, 91.23% lower than 2Q2014.

Such decrease was mainly due to lower interest payments for the settlement of bank debt we had in prior periods minimum offset by the hiring of a bank loan for the payment of liabilities with creditors laboratories.

NET DEBT

At the end of the second quarter of 2015, we had only one bank loan agreement for $ 951 million.

OTHER EXPENSES (INCOME)

During the second quarter other income of $ 24.30 million pesos were recorded. This was mainly due to the sale of various assets in order to settle liabilities to creditors.

It is important to highlight that the amounts stemming from this line, other items, are not normal business operations, so they are not necessarily recurring activities.

TAX PROVISIONS

There was no provision for income taxes in the current quarter.

NET INCOME (LOSS)

In the second quarter of 2015 GCS posted a net loss of $-234.53 million , ranging from $178.35 million compared to the loss recorded in the same period last year.

Analysis Coverage: Through the Bolsa Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 328.5 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol “SAB”.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly.

Contacts:
GRUPO CASA SABA                                                                    IR Communications:
Raymundo Barreiro Arpón                                                                 Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos as of December 2014

	jan-dec		Jan-dec		Variation		oct-dec		oct-dec		Variation
Income Statement	2013	% of sales	2014	% of sales	$	%	2013	% of sales	2014	% of sales	$	%
NET SALES	42,077,122	100.00%	18,527,076	100.00%	(23,550,046)	(55.97%)	9,581,973	100.00%	1,413,686	100.00%	(8,168,287)	(85.25%)
COST OF SALES	34,550,222	82.11%	14,586,315	78.73%	(19,963,907)	(57.78%)	7,674,224	80.09%	1,182,333	83.63%	(6,491,891)	(84.59%)
Gross Profit	7,526,899	17.89%	3,940,761	21.27%	(3,586,139)	(47.64%)	1,907,749	19.91%	231,353	16.37%	(1,676,395)	(87.87%)
OPERATING EXPENSES
Sales Expenses	882,132	2.10%	1,511,394	8.16%	629,262	71.33%	328,391	3.43%	393,663	27.85%	65,272	19.88%
Administrative Expenses	6,105,386	14.51%	3,495,254	18.87%	(2,610,132)	(42.75%)	1,569,340	16.38%	189,420	13.40%	(1,379,919)	(87.93%)
Operating Expenses	6,987,518	16.61%	5,006,648	27.02%	(1,980,869)	(28.35%)	1,897,730	19.81%	583,083	41.25%	(1,314,648)	(62.27%)

Operating Income	539,382	1.28%	(1,065,888)	(5.75%)	(1,605,269)	(297.61%)	10,019	0.10%	(351,729)	(24.88%)	(361,748)	(3,610.77%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	908,342	2.16%	457,093	2.47%	(451,249)	(49.68%)	216,603	2.26%	8,040	0.57%	(208,563)	(96.29%)
Interest (Earned)	(48,890)	(0.12%)	(198,311)	(1.07%)	(149,421)	305.63%	53,351	0.56%	(132,766	(9.39%)	186,117	(34.72%)
Exchange Loss (Gain)	(55,560)	(0.13%)	(39,415)	(0.21%)	16,145	(29.06%)	(22,273)	(0.23%)	14,541)	(1.03%)	7,733	34.72%
Monetary Position (gain)	-	0.00%	-	(0.00%)	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	803,893	1.91%	219,368	1.18%	(584,525)	(72.71%)	247,681	2.58%	(139,267)	9.85%	(386,948)	(156.23%)

OTHER EXPENSES (INCOME), net	97,555	0.23%	(1,953,514)	(10.54%)	(2,051,068)	(2102.48%)	1,489	0.02%	(221,809)	(15.69%)	(223,298)	(14998.79%)

NET INCOME BEFORE TAXES	(362,065)	(0.86%)	668,259	3.61%	1,030,324	(284.57%)	(239,151)	(2.50%)	9,347	0.66%	248,489	(103.91%)

PROVISIONS FOR:
Income Tax	145,203	0.35%	71,354	0.39%	(73,849)	(50.86%)	(67.047)	(0.70%)	(4,629)	(0.33%)	73,877	(106.68%)
Asset Tax	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	(20,100)	(0.05%)	(128)	(0.00%)	19,972	(99.36%)	(2,201)	(0.02%)		(0.00%)	2,201	(100%)
Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Total taxes	125,103	0.30%	71,226	0.38%	53,877	(43.07%)	69,248	0.72%	(4,629)	0.00%	6,812	(100.19%)

Net Income Before Extraordinary Items	(487,168)	(1.16%)	597,033	(3.22%)	1,048,201	(222.55%)	(308,399)	(3.22%)	13,967	0.99%	322,375	(104.53%)

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Net Income	(487,168)	(1.16%)	597,033	(3.22%)	1,048,201	(222.55%)	(308,399)	(3.22%)	13,967	0.99%	322,375	(104.53%)

Depreciation and Amortization	367,840	0.87%	230,181	1.24%	(137,659)	(37.42%)	106,020	1.11%	24,250	1.72%	(81,770)	(77.13%)
Operating Income plus Depreciation and Amortization	907,222	2.16%	(835,707)	(4.51%)	(1,742,9291)	(192.12%)	116,038	1.21%	(327,480)	(23.16%)	(443,518)	(382.22%)

Net Income corresponding to Minority Interest	9,146	-	0	(0.02%)	(12,256)	(134.00%)	2,927	-	0	0.08%	(4,067)	(138.93%)

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in thousands of Mexican pesos as of December 2014
	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	5,981,324	28,513,587

CURRENT ASSETS	3,857,170	17,435,810
CASH AND CASH EQUIVALENTS	145,955	1,135,536
CLIENTS (NET)	1,080,975	6,664,165
CLIENTS	2,588,300	8,357,575
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(1,507,325)	(1,593,410)
OTHER ACCOUNTS RECEIVABLES (NET)	1,938,800	2,404,310
INVENTORIES	683,218	7,219,119
OTHER CURRENT ASSETS	8,222	12,680

LONG TERM	0	33,052
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	0	33,052
PROPERTY MACHINARY AND EQUIPMENT NET	1747,405	3,115,617
PROPERTY	1,536,742	2,249,221
MACHINERY AND EQUIPMENT	488,292	2,644,048
OTHER EQUIPMENT	466,171	1,764,214
ACCUMULATED DEPRECIATION	(743,800)	(3,554,540)
CONSTRUCTION IN PROGRESS	0	12,674
INTANGIBLE ASSETS (NET)	195,955	6,567,239
GOODWILL	156,263	2,462,132
BRANDS	0	2,766,690
RIGHTS AND LICENSING	26,863	1,412,252
OTHER INTANGIBLE ASSETS	9,829	15,165
OTHER NON CURRENT ASSETS	180,794	1,361,246
ADVANCE PAYMENTS	26,238	28,623
DEFERRED CHARGES (NET)
OTHERS	154,556	1,333,246

TOTAL LIABILITIES	5,182,494	23,928,776

CURRENT LIABILITIES	3,754,604	15,837,330
BANK CREDITS	200,000	1,683,123
SUPPLIERS	3,414,091	13,411,416
TAXES PAYABLE	140,513	742,791
OTHER CURRENT LIABILITIES	1,645,836	1,123,201
EMPLOYEE BENEFITS	337,338	280,710
OTHER CURRENT LIABILITIES	1,308,498	842,491
NON CURRENT LIABILITIES	0	73,937
BANK CREDITS	0	73,937
OTHER LIABILITIES	(217,946)	(405,692)

SHAREHOLDERS' EQUITY	798,830	4,584,811

CONTRIBUTED CAPITAL	2,593,872	2,593,972
CAPITAL STOCK PAID (NOMINAL)	767,902	767,902
CAPITAL STOCK PAID UPDATE	956,093	956,093
PREMIUM ON STOCK SOLD	869,877	869,877
CAPITAL INCREASE (DECREASE)	0	(1,990,939)
ACCUMULATED PROFIT AND LEGAL RESERVE	(3,454,275)	(1,415,907)
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	(597,033)	(487,168)